Aft 3-22-2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



04016202

FACING PAGE

RECD S.E.C.

MAR 1 2004

SEC FILE NUMBER
8- 46836

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01 01 03 AND ENDING 12 31 03
MM/DD/YY / MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAFG RIA SERVICES, INC.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 Gaither Drive, Suite S
(No. and Street)

Mount Laurel NJ 08054
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher S. Hughes (856) 793 - 5000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goble Peitz Mishkw LLP
(Name – if individual, state last, first, middle name)

322 Norristown Road Spring House PA 19477
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Theodore A. Berger _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ MUFG RIA Services , Inc. _____, as of _____ December 31 _____, 20 03 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Sworn to and subscribed before me
this ___ day of _March_ 19 _2004_

_____
Notary Public

Signature

President
_____
Title

NOTARIAL SEAL
BARRY J. LEVIN, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires Aug. 24, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MAFG RIA SERVICES, INC.

FINANCIAL STATEMENT

DECEMBER 31, 2003



MAFG RIA SERVICES, INC.

DECEMBER 31, 2003

CONTENTS

	Page
Independent auditors' report	1
Financial statements:	
Statement of financial position	2
Statement of income	3
Statement of stockholders' equity	4
Statement of changes in liabilities subordinated to claims of general creditors	5
Statement of cash flows	6
Notes to financial statements	7-8
Supplemental information:	
Independent auditors' report on supplemental information	9
Schedule I	10-11

GABLE PERITZ MISHKIN, LLP
Certified Public Accountants _____

HERBERT GABLE
STANTON L. PERITZ
NELSON C. MISHKIN
RICHARD P. DAVOLI
ALAN C. WECHT
THOMAS W. MASOERO
KENNETH S. FREBOWITZ
REGINA C. O'KEEFE
FRANK E. O'BRIEN

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
MAFG RIA Services, Inc.
Mt. Laurel, New Jersey

We have audited the accompanying statement of financial position of MAFG RIA Services, Inc. (a New Jersey S Corporation) as of December 31, 2003, and the related statements of income, stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MAFG RIA Services, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

February 3, 2004

323 Norristown Road / P.O. Box 917 / Spring House, PA 19477   11000 Lincoln Drive West, Suite 11015 / Marlton, NJ 08053
Phone (215) 628-0500 Fax (215) 628-8756   Phone (856) 596-2400 Fax (856) 596-6121
Website: GPMLLP.net

1

MAFG RIA SERVICES, INC.

STATEMENT OF FINANCIAL POSITION

DECEMBER 31, 2003

ASSETS

Cash	$	12,160
Deposits with clearing organization		430
Receivables from non-customers		145,443
Due from affiliate		762,720
Total assets		$ 920,753

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities			
Accounts payable and accrued expenses	$	3,750	
Liabilities subordinated to claims of general creditors		159,000	
Total liabilities			162,750
Stockholders' equity			
Common stock - $.01 par value; 1,000 shares authorized, 100 shares issued and outstanding		1	
Additional paid-in capital		4,999	
Retained earnings		753,003	
Total stockholders' equity			758,003
Total liabilities and stockholders' equity			$ 920,753

See independent auditors' report and
accompanying notes to financial statements.

MAFG RIA SERVICES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues		
Fees	$	413,560
Commissions		693,908
Interest		25,738
		1,133,206
Expenses		
Management administrative service fee		1,051,579
Licenses and fees		8,811
Professional fees		6,178
Interest		13,515
Insurance		1,147
Other operating expenses		640
Taxes - other		822
		1,082,692
Net income	$	50,514

See independent auditors' report and
accompanying notes to financial statements.

3

MAFG RIA SERVICES , INC.

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances - January 1, 2003	$ 1	$ 4,999	$ 702,489	$ 707,489
Net income	-	-	50,514	50,514
Balances - December 31, 2003	$ 1	$ 4,999	$ 753,003	$ 758,003

See independent auditors' report and accompanying notes to financial statements.

4

MAFG RIA SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2003

Subordinated liabilities at January 1, 2003	$ 159,000
Increases (decreases)	-
Subordinated liabilities at December 31, 2003	$ 159,000

See independent auditors' report and
accompanying notes to financial statements.

5

MAFG RIA SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities		
Net income	$ 50,514	
(Increase) decrease in assets		
Deposits with clearing organizations	81	
Receivables from non-customers	(81,015)	
Prepaid expenses	628	
(Decrease) in liabilities		
Accrued expenses	(1,416)	
Net cash used by operating activities		$ (31,208)
Cash flows from investing activities		
Net advances and repayments of loans to affiliate		(29,042)
Net decrease in cash		(60,250)
Cash, January 1		72,410
Cash, December 31		$ 12,160
Supplemental disclosure of cash flow information:		
Cash paid for the year for:		
Interest		$ 13,515

1.   Summary of Significant Accounting Policies

This summary of significant accounting policies of MAFG RIA Services, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and accompanying notes are representations of the Company's management, who are also responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

MAFG RIA Services, Inc. was incorporated in the State of New Jersey and commenced operations December 23, 1992. The Company is a wholly owned subsidiary of MAFG Consolidated, Inc. The Company is engaged primarily in the brokerage, strategic planning and investment advisory business.

Concentration of Credit Risk

The Company maintains its checking accounts with several banks. Cash balances with the banks in excess of $100,000 exceed the insurable limit as allowed by FDIC. Total cash balances with the banks did not exceed the insurable limits at December 31, 2003.

Use of Estimates

Management has made estimates and assumptions relating to the reporting of assets and liabilities and related reporting of revenues and expenses to prepare these financial statements in accordance with generally accepted accounting principles. Actual results could differ from those estimates.

Receivables from Non-Customers

Receivables from non-customers are recorded at the amount the Company expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances that they anticipate they will not collect as of the time the financial statements are issued.

There was no bad debt expense charged to operations for the year ended December 31, 2003.

Income Taxes

The Company, with the consent of its shareholders, elected to be taxed as a Qualified Subsidiary Subchapter S corporation for federal and state tax purposes. Under these provisions, the shareholders of the parent are taxed on their proportionate share of the Company's taxable income on their individual tax returns.

MAFG RIA SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

2. Deposits with Clearing Organizations

    The Company has $430 on deposit with a broker-dealer clearing organization.

3. Net Capital Requirements

    The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital of $8,410, which was $3,410 in excess of its required net capital of $5,000. The Company's net capital ratio was .45 to 1.

4. Exemptive Provision

    The Company claims an exemption under (k)(1) of SEC Rule 15c3-3. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

5. Liabilities Subordinated to Claims of General Creditors

    The Company issued subordinated notes due to the parent company of $159,000 with interest at 8.5%. The full amount is due January 31, 2007.

6. Related Party Transaction

    The Company paid management fees of $1,051,579 to an affiliate for management advisory, consulting and administrative support services provided for the year ended December 31, 2003.

SUPPLEMENTAL INFORMATION

GABLE PERITZ MISHKIN, LLP

Certified Public Accountants _____

STANTON L. PERITZ
NELSON C. MISHKIN
ALAN C. WECHT
THOMAS W. MASOERO
KENNETH S. FREBOWITZ
REGINA C. O'KEEFE
FRANK E. O'BRIEN

HERBERT GABLE
RICHARD P. DAVOLI

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT

To the Board of Directors and Stockholders
MAFG RIA Services, Inc.
Mt. Laurel, New Jersey

We have audited the accompanying financial statement of MAFG RIA Services, Inc. (a New Jersey S corporation) as of and for the year ended December 31, 2003, and have issued our report thereon dated February 3, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

February 3, 2004

MAFG RIA SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

NET CAPITAL

Stockholders' equity qualified for net capital	$ 758,003
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	159,000
Total capital and allowable subordinated liabilities	917,003
Deductions:	
Non-allowable assets	
Receivables from non-customers	145,443
Due from affiliate	762,720
Deposits with clearing organization	430
	908,593
	$ 8,410

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 3,750

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 5,000
Excess net capital at 1,500%	8,035
Excess net capital at 1,000%	8,035
Ratio: Aggregate indebtedness to net capital	.45 to 1

See independent auditors' supplemental report.

MAFG RIA SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 8,515
Audit adjustments Record additional net expenses	105
Net capital per above	$ 8,410

GABLE PERITZ MISHKIN, LLP

Certified Public Accountants

STANTON L. PERITZ
NELSON C. MISHKIN
ALAN C. WECHT
THOMAS W. MASOERO
KENNETH S. FREBOWITZ
REGINA C. O'KEEFE
FRANK E. O'BRIEN

HERBERT GABLE
RICHARD P. DAVOLI



INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders
MAFG RIA Services, Inc.
Mt. Laurel, New Jersey

In planning and performing our audit of the financial statements of MAFG RIA Services, Inc. (a New Jersey S corporation) for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

February 4, 2004